Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259484

PROSPECTUS SUPPLEMENT NO. 6

(To Prospectus Dated June 6, 2022)

(Prospectus Supplement No. 1 Dated June 30, 2022)

(Prospectus Supplement No. 2 Dated July 11, 2022)

(Prospectus Supplement No. 3 Dated August 2, 2022)

(Prospectus Supplement No. 4 Dated August 11, 2022)

(Prospectus Supplement No. 5 Dated August 22, 2022)

Up to 13,426,181 Shares of Common Stock

This Prospectus Supplement No. 6 (this “Prospectus Supplement”) updates and supplements the prospectus dated June 6, 2022, as supplemented by Prospectus Supplement No. 1 dated June 30, 2022 and as further supplemented by Prospectus Supplement No. 2 dated July 11, 2022; Prospectus Supplement No. 3 dated August 2, 2022; Prospectus Supplement No. 4 dated August 11, 2022; and Prospectus Supplement No. 5 dated August 22, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended by that Post-Effective Amendment No. 1 on Form S-1 (“Post-Effective Amendment”), which Post-Effective Amendment was declared effective by the Securities and Exchange Commission on June 6, 2022 (Registration No. 333-259484). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 8-K, filed with the Securities and Exchange Commission on September 26, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale from time to time by 3i, LP, a Delaware limited partnership (“3i, LP”), or their permitted transferees that may be identified in the Prospectus by prospectus supplement (the “Selling Stockholders”) of up to 13,426,181 shares of Common Stock consisting of:

●	up to 2,180,497 shares of Common Stock issued upon conversion of 20,000 shares of our Series A Preferred Stock originally issued in a private placement to 3i, LP, based upon an initial conversion price of $9.906 and stated par value of $1,080 (which stated par value includes a one-time dividend equal to an 8% increase in the original stated par value of $1,000). See the section titled “Business - The Private Placement (PIPE Financing);”

●	up to 2,018,958 shares of Common Stock issuable upon exercise of the PIPE Warrant based upon an exercise price of $9.906; and

●	up to 9,226,726 additional shares of Common Stock that may be issuable upon conversion of our Preferred Stock using the Floor Price of $1.9812. See the section titled, “Description of Our Capital Stock — The Series A Preferred Stock.” This amount also includes 505,740 shares allocated to the exercise of the PIPE Warrant to comply with our obligation to register 125% of the number of shares of our Common Stock issuable upon the exercise of the PIPE Warrant. See the section titled, “Description of Our Capital Stock — PIPE Warrant.”

The shares of Common Stock covered by the Prospectus and this Prospectus Supplement were registered pursuant to the terms of a registration rights agreement between us and 3i, LP. We will not receive any proceeds from the sale of shares of Common Stock offered for resale by the Selling Stockholders, although we may receive up to $20 million in gross proceeds if the Selling Stockholders exercise the PIPE Warrant in full.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “ALLR.” On September 23, 2022, the last reported sale price of our Common Stock was $1.14 per share. As of September 23, 2022, we had 10,260,157 shares of Common Stock issued and outstanding.

Since December 2021 pursuant to a series of exercise of conversion by 3i, LP, we issued 2,184,333 shares of Common Stock to 3i, LP upon the conversion of 4,774 shares of Series A Preferred Stock. As of September 23, 2022, we had 15,226 shares of Series A Preferred Stock issued and outstanding.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 13 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 26, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2022

ALLARITY THERAPEUTICS, INC.

(Exact name of registrant as specified in our charter)

Delaware	001-41160	87-2147982
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Broadway, Suite 201 Cambridge, MA	02139
(Address of Principal Executive Offices)	(Zip Code)

(401) 426-4664

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Appointment of New Directors

On September 23, 2022, the Board of Directors of Allarity Therapeutics, Inc. (the “Company”) increased the fixed number of authorized directors on the Board of Directors (the “Board”) from six (6) to seven (7). To fill the vacancy, the Board appointed the following individual as a director of the Company, effective as of October 1, 2022:

Class II Director: Jerry McLaughlin, whose term will expire at the Company’s second annual meeting of stockholders to be held after December 2021, or until his successor shall have been duly elected and qualified, or until his earlier death, resignation, or removal.

In connection with the appointment of Mr. McLaughlin to the Board, the Board has determined that Mr. McLaughlin qualifies as an independent director under the applicable rules of the NASDAQ listing standards and within the meaning of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended. Concurrent upon his appointment as a director, Mr. McLaughlin will also be appointed to the Board’s Audit and Compensation Committees. Below is a summary of Mr. McLaughlin’s experience:

Jerry McLaughlin. Mr. McLaughlin has extensive experience serving as a senior executive and board member in the biopharmaceutical industry, including financings, mergers & acquisitions, licensing, product development, commercialization, lifecycle management, and operations. Mr. McLaughlin is currently the chief executive officer and board member of Life Biosciences LLC, a biotechnology company, since 2021. Previously, Mr. McLaughlin was the President and CEO for Neos Therapeutics, Inc., a commercial stage pharmaceutical company from 2018 to 2021. He also served as president and CEO of AgeneBio, Inc., a clinical-stage biopharmaceutical company developing therapies for neurological and psychiatric diseases from 2014 to 2018. Mr. McLaughlin holds a B.A. in Economics from Dickinson College and an MBA from the Villanova School of Business.

In connection with his appointment as a director, Mr. McLaughlin will enter into the Company’s standard form of indemnification agreement. Mr. McLaughlin was also concurrently appointed as a member of each of the Company’s Audit and Compensation committees. As compensation for Mr. McLaughlin’s services as an independent director, which is in accordance with the Company’s standard arrangements for non-employee directors, Mr. McLaughlin will receive an annual retainer fee of $50,000, payable in cash. In addition, he will be eligible to receive $7,500 for serving as a member of the Audit Committee and $5,000 for serving as a member of the Compensation Committee. In addition, the Board will also grant Mr. McLaughlin options to purchase 23,000 shares of common stock at an exercise equal to the closing price on September 30, 2022, subject to vesting of 1/36 per month over thirty-six (36) months following October 1, 2022 (the “Grant Date”). The expiration date for the options is five (5) years from the Grant Date.

Except as disclosed in this Current Report on Form 8-K, there are no arrangements or understandings with any other person pursuant to which Mr. McLaughlin was appointed as a director of the Company. There are also no family relationships between Mr. McLaughlin and any of the Company’s directors or executive officers. Except as disclosed in this Current Report on Form 8-K, Mr. McLaughlin has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the Company’s press release announcing the appointment of the new director is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

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Item 7.01 Regulation FD Disclosure

On September 26, 2022, the Company is providing an update to its Company overview presentation (the “Updated Presentation”). A copy of the Updated Presentation is being furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information reported under Item 7.01 in this Current Report on Form 8-K, and Exhibits 99.1 and 99.2 attached hereto are being “furnished” and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit	Exhibit Description
99.1	Press Release dated September 26, 2022
99.2	Update to Company Overview Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allarity Therapeutics, Inc.

	By:	/s/ James G. Cullem
James G. Cullem
Chief Executive Officer

Dated: September 26, 2022

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